UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2016

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 033-36383

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST

Financial statements as of December 31, 2016 and 2015 and for the year ended December 31, 2016. Supplemental schedules as of and for the year ended December 31, 2016 and Report of Independent Registered Public Accounting Firm.

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PICO HOLDINGS, INC.
7979 Ivanhoe Avenue, Suite 300
La Jolla, California 92037

PICO Holdings, Inc. Employees 401(k)
Retirement Plan and Trust

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	2

Financial Statements:
Statements of Net Assets Available for Benefits	3
Statement of Changes in Net Assets Available for Benefits	4
Notes to Financial Statements	5

Supplemental Schedules:
Form 5500 — Schedule H, line 4i - Schedule of Assets (Held at End of Year)	11

Signature	12

Note:
All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees of and Participants in the
PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust
La Jolla, CA

We have audited the accompanying statements of net assets available for benefits of the PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we have evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAYER HOFFMAN MCCANN P.C.

San Diego, California
June 29, 2017

PICO Holdings, Inc. Employees 401(k)
Retirement Plan and Trust
Statements of Net Assets Available for Benefits
December 31, 2016 and 2015

	2016	2015
Assets
Investments - at fair value (See Note 3)	$18,640,385	$17,067,194
Fully benefit-responsive stable value fund - at contract value (See Note 6)	326,079	55,963
Total investments	18,966,464	17,123,157

Employer contributions receivable	9,036	29,708
Net assets available for benefits	$18,975,500	$17,152,865

The accompanying notes are an integral part of these financial statements.

PICO Holdings, Inc. Employees 401(k)
Retirement Plan and Trust
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2016

2016
Additions
Contributions:
Participant contributions	$1,575,410
Rollover contributions	162,835
Employer contributions	814,085
Total contributions	2,552,330

Investment income:
Net appreciation in fair value of investments	733,286
Interest and dividends	578,411
Net investment income	1,311,697

Deductions
Benefits paid to participants	1,990,920
Plan expenses	50,472
Total deductions	2,041,392

Increase in net assets	1,822,635

Net assets available for benefits:
Beginning of year	17,152,865
End of year	$18,975,500

The accompanying notes are an integral part of these financial statements.

PICO Holdings, Inc. Employees 401(k)
Retirement Plan and Trust
Notes to Financial Statements

1. Description of Plan

The following description of the PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution 401(k) profit-sharing plan covering eligible employees as defined in the Plan Agreement of PICO Holdings, Inc. and subsidiaries (the “Company” and “Plan Sponsor”). The Plan was adopted to provide retirement benefits to employees of the Plan Sponsor. Effective January 1, 2014, the Plan was modified to be a multiple employer plan, as defined by Section 413(c) of the Internal Revenue Code, due to the initial public offering of a subsidiary of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and has been designed to be qualified for tax-exempt status by the Internal Revenue Service (“IRS”).

Fidelity Management Trust Company is the trustee of the plan (“Trustee”). The Trustee has the authority to administer and maintain the Plan assets at the direction of the Company or a participant. Fidelity Management Trust Company is also the Plan custodian and the Plan record-keeper.

Contributions - Each year, participants may contribute up to the maximum allowed by law of pretax annual compensation, as defined in the Plan, which was $18,000 for the year ended December 31, 2016. The Plan Sponsor matches up to 5% of the elective deferral of base compensation that a participant contributes to the Plan. The Plan Sponsor’s matching contribution does not begin until the first day of the quarter after an employee completes one year of service. Additional amounts which represent profit sharing, as defined in the Plan, may be contributed at the discretion of the Plan Sponsor. For the year ended December 31, 2016, there was no additional discretionary contribution to the Plan.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, employer matching contributions, and allocations of (a) the Plan Sponsor’s discretionary profit-sharing contributions, if any and (b) Plan earnings, and debited for withdrawals as applicable.

Investments - Upon enrollment in the Plan, a participant may direct 100% of elective deferrals, employer matching contributions, and discretionary profit-sharing amounts. Participants choose from a number of different mutual funds, a common collective trust fund, and a self-directed brokerage account. In addition, participants are able to invest in the stock of the Plan Sponsor. Excess cash within the Plan is invested in an institutional money market fund.

Vesting - Participants are immediately vested in their contributions, the employer matching contributions, plus earnings thereon. Participants become partially vested in the discretionary profit-sharing employer contributions after two years of service and fully vested after six years of service.

Vesting in the Plan Sponsor’s discretionary profit-sharing contribution portion of their accounts, plus actual earnings thereon, is based on years of service in accordance with the following schedule:

Years of Service	Percentage
Less than 2	—%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Participant Loans - Loans to participants are not permitted under the Plan.

Payment of Benefits - Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest or annual installments. If the value of the participant’s account is $5,000 or less, the trustee shall distribute the entire vested account to the participant.

Forfeited Accounts - At December 31, 2016 and 2015, forfeited non-vested accounts totaled $77,446 and $110,580, respectively. Forfeited balances of terminated participants’ non-vested accounts are used to reduce plan expenses or employer contributions. There were no forfeited non-vested accounts used to reduce employer contributions, while $49,932 was used to pay plan expenses for the year ended December 31, 2016.

2. Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets and the changes in net assets during the reporting period and disclosure of contingent assets at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value or contract value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in common stock, preferred stock, corporate bonds and real estate investment trusts through self-directed brokerage accounts, money market accounts, mutual funds, and Plan Sponsor common stock are valued at quoted market prices.

The Plan invests in investment contracts through a common collective trust fund, the Fidelity Managed Income Portfolio Class I (“Stable Value Fund” or the “Fund”) which may invest in conventional and synthetic investment contracts issued by insurance companies, banks and other financial institutions, corporate, municipal and government bonds, mortgage-backed securities, asset backed securities, private placements, derivative instruments, zero coupon bonds, medium-term notes, preferred securities, structured notes, floating-rate debt, inflation protected securities, cash or short-term debt obligations and collective investment vehicles or shares of investment companies that invest primarily in fixed income securities. Investments in the Stable Value Fund are valued based upon the redemption price of units held by the Plan, which is based on the current contract value of the fund’s underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the fund’s net assets at contract value by its units outstanding at the valuation dates.

The statement of changes in net assets available for benefits is prepared using the contract value basis. The contract value of the Stable Value Fund represents contributions plus earnings, less participant withdrawals and administrative expenses. Purchases and sales of investment securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment income for such investments.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan Sponsor as provided in the plan document. All investment management and transaction fees directly related to the Plan investments are paid by the Plan.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. There were no participants, who elected to withdraw from the Plan, but had not yet been paid at December 31, 2016 and 2015.

New Accounting Pronouncements - There were no new accounting pronouncements issued that will have a material impact on the financial statements.

3. Fair Value Measurements

The accounting guidance on fair value measurements and disclosures provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.

Asset Valuation Techniques

The Company’s common stock is valued at the closing price reported on the active market on which the securities are traded on the last business day of the Plan year. The Company’s common stock is categorized as Level 1.

Money market funds consist of investments in an institutional money market fund that permits daily redemption, the fair value of which is based upon the quoted price in active markets provided by the financial institution managing this fund.

Self-directed brokerage assets consist of common stock, preferred stock, corporate bonds and real estate investment trusts, which are valued at the last reported sales price on the last business day of the year, and cash, which is recorded at carrying value. These assets are categorized as Level 1 with the exception of certain common stock and preferred stock which are categorized as Level 2.

Shares of registered investment companies are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded and therefore are categorized as Level 1.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis:

	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
December 31, 2016	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total
Money market fund	$345,034			$345,034
Common stock (1)	556,467			556,467
Mutual funds	17,738,884			17,738,884
Total	$18,640,385			$18,640,385

(1) Represents a party-in-interest to the Plan.

	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
December 31, 2015	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total
Money market fund	$189,074			$189,074
Common stock (1)	649,560			649,560
Self-directed brokerage accounts	491,028	$73,996		565,024
Mutual funds	15,663,536			15,663,536
Total	$16,993,198	$73,996		$17,067,194

(1) Represents a party-in-interest to the Plan.

Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

The Company evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2016 and 2015, there were no transfers between levels.

4. Federal Income Tax Status

The Plan is a standardized prototype plan. The IRS has determined and informed the Company by a letter dated March 31, 2014, that the Plan and related trust satisfy the requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended (“IRC”) and therefore, are tax-exempt. The Plan has been amended since the latest determination letter. However, the Company believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Company is required to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken uncertain position that more likely than not would not be sustained upon examination by the IRS. The tax positions taken by the Plan have been analyzed and, as of December 31, 2016, there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability, asset, or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes the Plan is no longer subject to federal income tax examinations for years prior to 2013.

5. Related Party Transactions

Plan investments include common stock of PICO Holdings, Inc., which is also the Plan Sponsor. The Trustee and record-keeper is Fidelity Management Trust Company. The Plan Sponsor pays administrative expenses of the Plan.

6. Stable Value Fund

The Stable Value Fund is a collective investment trust under the trusteeship of Fidelity Management Trust Company at December 31, 2016 and 2015. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily and the Fund’s net asset value, based upon the closing value per unit of the Fund, which is determined daily following the close of regular trading on the New York Stock Exchange. The Fund’s net asset value was $1.00 at December 31, 2016 and 2015. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid.

It is the policy of the Fund to use its best efforts to maintain a stable net asset value, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that affect its ability to transact at contract value, as described in the following paragraphs. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Redemption Restrictions of the Fund - The Fund has redemption restrictions for participant-directed transfers to competing investment options, permitted participant withdrawals and transfers, and Plan Sponsor-directed withdrawals or liquidations, as follows:

●	Participant-directed transfers to competing investments must be held in a non-competing investment option for a minimum of 90 days before a transfer to a competing option may occur.
●
Permitted participant withdrawals and transfers are typically processed daily. However, the Fund trustee may, at its discretion in the best interest of the Fund, delay such withdrawals and make payments available as quickly as cash flow and prudent portfolio management permit.

●	Plan Sponsor-directed withdrawals or liquidation require a 12 month advance written notice.

The Fund invests in Synthetic Guaranteed Investment Contracts which are reported at fair value for Form 5500 purposes and at contract value for financial reporting purposes. This results in a reconciling item between the total net assets available for benefits recorded on Form 5500 and the total net assets available for benefits included in the accompanying financial statements, amounting to $802 and $383 at December 31, 2016 and 2015, respectively.

7. Exempt Party-In-Interest Transactions

At December 31, 2016 and 2015, the Plan held 36,612 and 62,942 shares, respectively, of PICO Holdings, Inc. common stock, the Plan Sponsor, with a cost basis of $556,375 and $978,471, respectively. During the year ended December 31, 2016, the Plan recorded no dividend income from such shares.

8. Plan Termination

Although the Company has not expressed any intention to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

On January 1, 2017, the Company’s 56.8% owned subsidiary UCP, Inc. (“UCP”) commenced operation of the UCP Employees 401(k) Retirement Plan. As a result, all UCP employees account balances, with a total value of $7,719,636, were transferred out of the Plan on January 3, 2017. Subsequent to the transfer, UCP employees will no longer be participants in the Plan.

Effective July 31, 2015 the Company sold substantially all of the assets used in its wholly-owned agribusiness segment, PICO Northstar Hallock, LLC. As a result of the transaction, all employees of PICO Northstar Hallock, LLC were terminated, which resulted in a partial plan termination under the IRC and the affected participants became 100% vested in their accounts.

Supplemental Schedules

PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust
Employer ID Number: 94-2723335
Plan Number: 004
Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2016

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	American Funds American Balanced Fund R-6	Mutual Fund	**	$440,296
	American Funds EuroPacific Growth Fund R-5	Mutual Fund	**	80,277
	American Funds Income Fund of America R-5	Mutual Fund	**	6,653
	American Funds Intermediate Bond Fund R-6	Mutual Fund	**	576,473
	American Funds 2010 Target Date Retirement Fund R-5	Mutual Fund	**	438,519
	American Funds 2015 Target Date Retirement Fund R-5	Mutual Fund	**	237,771
	American Funds 2020 Target Date Retirement Fund R-5	Mutual Fund	**	1,528,763
	American Funds 2025 Target Date Retirement Fund R-5	Mutual Fund	**	2,494,574
	American Funds 2030 Target Date Retirement Fund R-5	Mutual Fund	**	1,652,978
	American Funds 2035 Target Date Retirement Fund R-5	Mutual Fund	**	1,818,872
	American Funds 2040 Target Date Retirement Fund R-5	Mutual Fund	**	978,165
	American Funds 2045 Target Date Retirement Fund R-5	Mutual Fund	**	972,246
	American Funds 2050 Target Date Retirement Fund R-5	Mutual Fund	**	683,464
	American Funds 2055 Target Date Retirement Fund R-5	Mutual Fund	**	148,794
	BlackRock Equity Dividend Fund Institutional	Mutual Fund	**	185,218
	DFA Emerging Markets Value Portfolio Institutional	Mutual Fund	**	143,270
	DFA Global Equity Portfolio Institutional	Mutual Fund	**	187,990
	DFA Inflation-Protected Securities Portfolio Institutional	Mutual Fund	**	5,216
	DFA US Targeted Value Portfolio Institutional	Mutual Fund	**	328,996
*	Fidelity 500 Index Fund Investor	Mutual Fund	**	1,251,662
*	Fidelity Low-Priced Stock	Mutual Fund	**	204,057
*	Fidelity Mid-Cap Index Fund Premium	Mutual Fund	**	542,548
*	Fidelity Small-Cap Index Fund Premium	Mutual Fund	**	450,815
	Franklin Small Cap Growth Fund R-6	Mutual Fund	**	36,067
	Oppenheimer Developing Markets Y	Mutual Fund	**	49,344
	T. Rowe Price Health Sciences Fund	Mutual Fund	**	1,549,934
	Templeton Frontier Markets A	Mutual Fund	**	94,398
	Templeton Global Bond A	Mutual Fund	**	22,182
	Vanguard Long-Term Treasury Fund Admiral Shares	Mutual Fund	**	227,272
	Vanguard Mid-Cap Growth Index Fund Admiral Shares	Mutual Fund	**	402,070
	Money Market Funds
*	Fidelity Money Market Trust Retirement Government Money Market II Portfolio	Money Market Fund	**	345,034
	Common Collective Trust Funds
*	Fidelity Managed Income Portfolio Class I Stable Value Fund	Common Collective Trust Fund	**	326,881
	Employer Securities
*	PICO Holdings, Inc., common stock	Company Stock	**	556,467
	Total Investments			$18,967,266

*	Represents a party-in-interest to the Plan.
**	Not applicable - participant-directed investment.

Signature

Pursuant to the requirements of the United States Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

PICO Holdings, Inc. Employees
401(k) Retirement Plan and Trust

Date:	June 29, 2017	By: /s/ John T. Perri
John T. Perri
Chief Financial Officer
(Authorized Signatory)